UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

May 20, 2020

KEARNY FINANCIAL CORP.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-37399	30-0870244
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

120 Passaic Avenue, Fairfield, New Jersey	07004
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (973) 244-4500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	KRNY	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

On May 20, 2020, Kearny Financial Corp. (“Kearny”) and MSB Financial Corp. (“MSBF”) issued a joint press release announcing that the deadline by which shareholders of MSBF must properly submit their merger consideration election has been extended to 5:00 p.m., Eastern Time, on June 15, 2020. A copy of the joint press release is attached hereto as Exhibit 99.1.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Kearny and MSB, including anticipated future results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Kearny and MSBF’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of Kearny and MSBF may not be combined successfully, or such combination may take longer than expected; the cost savings from the merger may not be fully realized or may take longer than expected to be realized; operating costs, customer loss and business disruption following the merger may be greater than expected; governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger or otherwise; the stockholders of MSBF may fail to approve the merger; the interest rate environment may further compress margins and adversely affect new interest income; the risks associated with continued diversification of assets and adverse changes to credit quality; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Kearny’s and MSBF’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Kearny or MSBF or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Kearny and MSBF do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information About the Proposed Merger and Where to Find It

This communication is being made with respect to the proposed transaction between Kearny and MSBF. This material is not a solicitation of any vote or approval of MSBF stockholders and is not a substitute for the proxy statement/prospectus or any other documents MSBF may send to its shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and stockholders are urged to carefully review and consider each of Kearny’s and MSBF’s public filings with the SEC, including, but not limited to, their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Kearny with the Securities and Exchange Commission (the “SEC”) may be obtained at the SEC’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, from Kearny at www.kearnybank.com under the tab “About” under “Investor Relations” or by requesting them in writing to Kearny Financial Corp., 120 Passaic Avenue, Fairfield, New Jersey 07004, Attention: Gail Corrigan, or from MSBF at www.millingtonbank.com under the tab “About Us” under “Investor Relations” or by requesting them in writing to MSB Financial Corp., 1902 Long Hill Rd, Millington, NJ 07946 Attention: Nancy Schmitz.

In connection with the proposed merger, Kearny has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of MSBF and a prospectus of Kearny, as well as other relevant documents concerning the proposed merger. Investors and stockholders are urged to carefully read the entire registration statement and proxy statement regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Copies of the registration statement and proxy statement/prospectus and the filings that are incorporated by reference therein, as well as other filings containing information about Kearny and MSBF may be obtained at the SEC’s Internet site (www.sec.gov). Free copies of these documents may be obtained as described in the preceding paragraph.

MSBF and Kearny and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Kearny and MSBF in connection with the proposed merger. Information about the directors and executive officers of Kearny is set forth in the proxy statement for the Kearny 2019 annual meeting of stockholders, as filed with the SEC on Schedule 14A on September 13, 2019. Information about the directors and executive officers of MSBF is set forth in the proxy statement/prospectus for the MSBF special meeting of stockholders, as filed with the SEC on April 22, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the proxy statement/prospectus and other relevant documents regarding the proposed merger filed with the SEC. Free copies of these documents may be obtained as described above.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Exhibit 99.1	Joint Press Release dated May 20, 2020

Exhibit 104	The cover page for this Current Report on Form 8-K, formatted in Inline XBRL (included as Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

KEARNY FINANCIAL CORP.

DATE: May 20, 2020	By:	/s/ Craig L. Montanaro
Craig L. Montanaro
President and Chief Executive Officer

Exhibit 99.1

Kearny Financial Corp. Announces Extension of MSB Financial Corp. Election Deadline

FAIRFIELD, N.J. and MILLINGTON, N.J., May 20, 2020 – Kearny Financial Corp. (Nasdaq: KRNY), the holding company for Kearny Bank, (“Kearny”), and MSB Financial Corp. (Nasdaq: MSBF), the holding company for Millington Bank, (“Millington”), announced today that the parties to the merger agreement have mutually agreed to extend the deadline by which shareholders of MSBF must properly submit election materials (the “Election Deadline”) to Computershare Trust Company, N.A., the exchange agent for the merger (the “Exchange Agent”). Due to delays in distribution, the Election Deadline, which originally was 5:00 p.m., Eastern Time, on May 28, 2020, has been extended to 5:00 p.m., Eastern Time, on June 15, 2020 (the “New Election Deadline”).

On December 18, 2019, KRNY and MSBF entered into a definitive agreement pursuant to which KRNY will acquire MSBF. Under the terms of merger, each outstanding share of MSBF common stock will be exchanged for 1.3 shares of KRNY common stock or $18.00 in cash. MSBF stockholders may elect cash or stock, or a combination thereof, subject to proration to ensure that, in the aggregate, 10% of MSBF shares will be converted into cash and 90% of MSBF shares will be converted into KRNY stock. MSBF shareholders may contact the Information Agent, Georgeson, at (888) 206-5896 (toll-free) with any questions on the election process.

About Kearny Financial Corp.

Kearny Financial Corp. is the parent company of Kearny Bank, a state chartered savings bank headquartered in Fairfield, New Jersey. Kearny Bank currently operates 46 full service branch offices located throughout northern and central New Jersey and Brooklyn and Staten Island, New York.

About MSB Financial Corp.

MSB Financial Corp. is the holding company for Millington Bank, a state chartered savings bank headquartered in Millington, New Jersey. Millington Bank is a metropolitan, community-focused bank serving residents and businesses in its market area through four full-service branch offices located in northern New Jersey.

Additional Information

This communication refers to the proposed merger between KRNY and MSBF. This material is not a solicitation of any vote or approval of stockholders of MSBF and is not a substitute for the proxy statement/prospectus or any other documents MSBF may send to its shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and stockholders are urged to carefully review and consider each of KRNY’s and MSBF’s public filings with the SEC, including, but not limited to, their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by KRNY with the Securities and Exchange Commission (the “SEC”) may be obtained at the SEC’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, from KRNY at www.kearnybank.com under the tab “About” under “Investor Relations” or by requesting them in writing to Kearny Financial Corp., 120 Passaic Avenue, Fairfield, New Jersey 07004, Attention: Gail Corrigan, or from MSBF at www.millingtonbank.com under the tab “About Us” under “Investor Relations” or by requesting them in writing to MSB Financial Corp., 1902 Long Hill Rd, Millington, NJ 07946 Attention: Nancy Schmitz.

In connection with the proposed merger, KRNY has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of MSBF and a prospectus of KRNY, as well as other relevant documents concerning the proposed merger. Investors and stockholders are urged to carefully read the entire registration statement and proxy statement regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Copies of the registration statement and proxy statement/prospectus and the filings that will be incorporated by reference therein, as well as other filings containing information about KRNY and MSBF, when they become available, may be obtained at the SEC’s Internet site (www.sec.gov). Free copies of these documents may be obtained as described in the preceding paragraph. MSBF and KRNY and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of KRNY and MSBF in connection with the proposed merger. Information about the directors and executive officers of KRNY is set forth in the proxy statement for the KRNY 2019 annual meeting of stockholders, as filed with the SEC on Schedule 14A on September 13, 2019. Information about the directors and executive officers of MSBF is set forth in the proxy statement/prospectus for the MSBF special meeting of stockholders, as filed with the SEC on April 22, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the proxy statement/prospectus and other relevant documents regarding the proposed merger to be filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

For further information, contact:

Kearny Financial Corp.

Craig L. Montanaro, President, Chief Executive Officer, and Director

(973) 244-4500

MSB Financial Corp.

Michael A. Shriner, President and Chief Executive Officer

(908) 647-4000